October 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:      TAL International Group, Inc. (the "Company")
         Registration Statement on Form S-1 (File No. 333-126317)

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the
Securities Exchange Act of 1934, as amended.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC.
JEFFERIES & COMPANY, INC.
   As Representatives

By:   Credit Suisse First Boston LLC

/s/ Arunas Gudaitis
---------------------------

Title:   Director & Counsel